UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated May 14, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Horizonte 2 Project Conference call – May 15th, 2015

Follow the growth of strategic customers Developing new customers Distribution to new geographic markets Efficiency and competitiveness gains in logistics Higher quality in customer service Greater ability to capture new expansion market windows Strong M&A position Competitiveness Commercial positioning Long-term growth potential 2 What is the importance of growth for Fibria? Wider fixed costs dilution Cost curve position improvement Greater bargaining power with suppliers

Why expand Três Lagoas? 3 Brownfield Project, synergies with current operations Modern plant, prepared for potential expansion Availability of wood and low average distance from forest to mill Forest based on the optionality concept and prioritizing lease and partnership models Additional energy surplus of 120 MWh Start-up: 4Q2017 Capacity: 1.75 million tons ESTIMATED BHKP CAPACITY RANKING 2017 (000T) Source: Hawkins Wright, Poyry and Fibria Analysis (as of Dec. 2014). 7,950 Current Capacity New Capacity New Capacity – Klabin Agreement New Capacity – Horizonte II Project 0 2000 4000 6000 8000 Georgia Pacific Sodra Metsa Group Domtar Klabin Paper Excellence Resolute Forest IP Ilim Stora Enso Arauco ENCE UPM-Kymmene Eldorado APP Suzano CMPC APRIL Fibria

Pulp sales destination: Fibria growing where the market grows 4 H2 sales volume distribution Current sales volume distribution(1) 4% 32% 45% 19% 23% 10% 42% 25% (1) Considers 1Q15 last twelve months.

Window of opportunity for H2 project in 2017 5 Operating Rate not considering any project entering in 2017/2018 (theoretical scenario) 2015 2016 2017 2018 2019 2020 2021 New capacities (000 t) 2,208 2,150 2,300 2,300 900 2,100 1,700 Confirmed 2,208 2,150 2,050 800 Potential 250 1,500 900 2,100 1,700 Closures (000 t) (600) (600) (600) (600) (600) (600) (600) Operating Rate considering H2 Source: Fibria assumptions. Confirmed projects considers: Klabin Ortigueira, APP South Sumatra and Metsa Äänekoski 90.0% 88.6% 90.3% 93.6% 95.3% 94.0% 93.9% 2015 2016 2017 2018 2019 2020 2021 90.0% 88.6% 89.7% 89.5% 91.1% 90.0% 90.0% 2015 2016 2017 2018 2019 2020 2021

Equipment purchase Investment approval Beginning of civil work Start-up Schedule 6 May/15 Jun/15 4Q15 4Q17

Forestry base

H2 Project will have the forest base ready for the start-up 8 Forestry base required: H1: 120,000 ha H2: 174,000 ha Total: 294,000 ha

Logistics

Forestry Logistics Low average distance from forest to mill 10 FOREST MILL 95 km H1 + H2 consolidated

Outbound logistics Fibria has logistical alternatives on a competitive basis 11 Santos Port Mill Pulp flow: From Mill to the Port International Logistics Logistics and commercial optimization Greater bargaining power with suppliers ALL railroad - meter gauge ALL railroad - broad gauge MRS railroad - broad gauge North-South railroad Waterway Highway

Financials

13 Source: Hawkins Wright (Outlook for Market Pulp, April 2015) - FX considered by the consultant of R$/US$3.05. H2 cash cost was estimated according to weighted average cost, after mill balance, converted by R$3.05. Includes energy sales. Even more competitive cash production cost BHKP (US$/t) 453 419 351 329 312 286 207 173 158 China USA Canada Iberia Indonesia Chile/Uruguay Brazil Fibria 1Q15 LTM Fibria w/ H2

Industrial + forestry expansion capex 14 Expansion Breakdown Expansion capex expected curve R$ MILLION R$/T(2) Industrial and logistics 6,695 3,826 Forestry (includes forestry equipment) 632 361 Other(1) 379 217 Total 7,706 4,404 Industrial capex breakdown by currency: BRL - 72% EUR – 26% USD and Swedish Krona – 2% Includes chemical plant leasing and investments to increase capacity to 1,850 kt/year. The calculation considers 1,750 kt/year of capacity. 7% 45% 37% 7% 4% 2015 2016 2017 2018 2019 onwards

Funding sources: Company’s cash generation and financing instruments 15 Risk mitigation strategies in case of BRL appreciation: - Pre-funding on favorable FX scenarios - Cash flow hedging strategy mainly with Zero Cost Collar INSTRUMENT ESTIMATED AVERAGE MATURITY BNDES(2) 6.1 years FDCO 8.5 years ECAs 6.5 years Banks 5 years Bond Market 10 years Estimated average cost in US$ of 3.0% p.a.(1) and average term of the new debt of 7.3 years Total amount of debt financing and the proportion of each instrument will depend on the Company’s cash generation during the construction period Adjusted by the Market swap curves as of May 14th, 2015. Source: Bloomberg Considering 50% of TJLP, 25% of SELIC + spread and 25% CRA.

Rating agencies understand that the Project will not jeopardize Fibria’s credit metrics “We expect Fibria to continue benefiting from higher operating cash flows which would allow it to enlarge its Três Lagoas industrial complex while keeping its debt at reasonable levels for a low investment-grade rating” “Fitch’s base case, which assumes that the company builds a new pulp mill (Três Lagoas II) starting in 2015 and uses net pulp prices of between USD575 and USD675 per ton during the construction period, results in net leverage reaching 3.5x(1). Net leverage would quickly decline to around 2.5x(1) once the mill becomes operational in the second half of 2017” According to rating agency methodology 16

17 Project financials at a glance UNIT Pulp production/year(1) k tons 1,750 Expansion capex(2) R$ billion 7.7 Sustaining capex(3) R$/t 193 Cash cost(4) R$/t 341 Energy surplus MWh 120 (2) Includes chemical leasing and investments in order to increase capacity to 1,850 kt/year. (3) Estimated sustaining capex in perpetuity considering capacity of 1,850 kt/year. (4) Estimated weighted average cost, after mill balance. Includes energy sales. (1) Creep capacity will increase production to 1,850 kt/year

Final Remarks 18 Economies of scale Synergies with current operations Wood availability and low distance from forest to mill Fibria’s total energy surplus to be increased to 180 MWh (H2 = 120 MWh) Cash cost competitiveness Meet customers’ demand growth Attractive returns even in scenarios with appreciated BRL Solid financial profile

Relações com Investidores: Website: www.fibria.com.br/ri E-mail: ir@fibria.com.br Tel: +55 11 2138-4565

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO